225 North Shore Drive Pittsburgh, PA 15212-5861 www.eqt.com

TEL	412.553.5863
FAX	412.553.7700

Philip P. Conti
Senior Vice President and
Chief Financial Officer

October 10, 2007

Via EDGAR

Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
CF/AD2
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Equitable Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 23, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed July 26, 2007
File No. 1-03551

Dear Mr. Allegretto:

This letter is in response to your letter dated September 28, 2007 to Equitable Resources, Inc. (the “Company”) and serves to confirm your discussion of October 9, 2007 with Kimberly L. Sachse, the Company’s Deputy General Counsel.  The Company will file its response to your September 28th letter not later than October 29, 2007.  If you have any questions regarding this letter, please do not hesitate to contact Kim (412-553-5758) or me (412-553-5863).

Sincerely,

/s/ Philip P. Conti

Philip P. Conti
Senior Vice President and
Chief Financial Officer

cc:           Johanna G. O’Loughlin, Esq.